Copa Holdings Announces Monthly Traffic Statistics For October 2013

PANAMA CITY, Nov. 12, 2013 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for October 2013:

Operating Data	October	October	% Change	YTD	YTD	% Change
	2013	2012	(YOY)	2013	2012	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,598.0	1,463.5	9.2%	15,678.1	13,583.5	15.4%
RPM (mm) (2)	1,187.9	1,085.9	9.4%	11,995.7	10,219.3	17.4%
Load Factor (3)	74.3%	74.2%	0.1p.p.	76.5%	75.2%	1.3p.p.
International Service
ASM (mm) (1)	1,546.6	1,399.0	10.5%	15,141.3	12,967.6	16.8%
RPM (mm) (2)	1,147.3	1,035.1	10.8%	11,573.8	9,738.6	18.8%
Load Factor (3)	74.2%	74.0%	0.2p.p.	76.4%	75.1%	1.3p.p.
Domestic Service
ASM (mm) (1)	51.4	64.5	-20.3%	536.8	615.9	-12.8%
RPM (mm) (2)	40.6	50.8	-20.1%	421.9	480.7	-12.2%
Load Factor (3)	79.0%	78.8%	0.3p.p.	78.6%	78.1%	0.5p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of October 2013, Copa Holdings' system-wide passenger traffic (RPM) increased 9.4% year over year, while capacity increased 9.2%. As a result, system load factor for October 2013 was 74.3%, a 0.1 percentage point increase when compared to October 2012.

International passenger traffic grew 10.8%, while capacity increased 10.5%. This resulted in a load factor of 74.2%, a 0.2 percentage point increase when compared to October 2012. For the month, International capacity represented 96.8% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 20.1%, while capacity decreased 20.3%. As a result, domestic load factor for the month increased 0.3 percentage points to 79.0%. For the month, domestic capacity represented 3.2% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit: www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, (507) 304-2677